

# THE
# HYPERQUANTIFIED
# ATHLETE &

## Sports Non-fungible Token (NFT)



Apothēka™

# About Us &

What Is Apotheka Systems?

- **Apothēka** a SaaS company was founded in September 2018. Our SaaS platform decentralizes personal and medical data points on Ethereum Blockchain to facilitate data security, integrity and interoperability.

- **Patented Proprietary Technology (Pat No. 10.885.170):** uses ironclad security, scalable distribution design of Blockchain and AI technologies

- Apothēka platform is **industry agnostic**, agile and customizable based on client's needs

Apothēka™

# About Us &

What Is Apotheka Systems?

- **Competitively positioned** Technology stack on J.P. Morgan's Quorum-Ethereum (ConsenSys) for wallet & payment processing

- **Cross-enterprise Workflows** easily integrate-able with other eco-systems Ex: Solana, Cardano, Ethereum

- **Values:** Innovation / Trust / Reliability / Encompassing

- **Team Minority owned** and has combined 45+ years in deep-tech and deeper knowledge of various workstreams, business logic, healthcare policy in the healthcare space & sports Fans

Apothēka™

# Executive Management Team



## DENNIS MALIANI
### *CEO / Founder*

Vast experience in the health-tech space, 13 years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, MemorialCare, Amgen etc. IPO readiness & portfolio management.



## LUIS LOPEZ
### *COO*

Over 20 years of experience in Healthcare at LA Care, Molina, Kaiser Permanente, Cedars Sinai etc. Start-up experience, and co-founder at Somega Healthcare Systems which was successfully sold.



## VICTOR PISACANE
### *CTO*

Formerly senior software architect, IBM Watson Health. Comes with 25 years of experience designing, developing and delivering software products in both startup environments and Fortune 500 companies.



## CHRIS MANDERINO
### *CSO*

Former NFL American football fullback originally signed by the Cincinnati Bengals as an undrafted free agent in 2006. Ex – player & coach at Doves Bologna American Football (Italy). Founder at LyfeFuel a plant-based lifestyle brand.



# Advisors

- **Dr. Melanie Rolli -** CEO and Chief Medical Officer. Piqur Therapeutics AG - Basel, Switzerland

- **Brad Bulent Yasar** Founder at Blockchain Investors Consortium (BIC)

- **Dr. Michael Penn –** Founding Partner at Health Equity Ventures, Investor, Board Member, Startup Advisor, Healthcare and Biotech STEM Diversity/Innovation Expert, Author and Speaker

- **Dr. Stephen Geller -** Chairman Emeritus, Pathology, Cedars-Sinai Medical Center/ Prof. Weill Cornell Medical College)

- **Ravi Bhatia -** Principal at Verano Capital Partners, experience "Big 4" & Fortune 500 companies

- **Henrique Dias -** Managing Partner, B&D Alternatives Investment Fund

Apothēka™

# Globant Awards 2021

Digital Disruptors – **Winners** USA & Canada



**High Tech**

**Trendsetter**



**Dennis Maliani**

*CEO, Apotheka Systems Inc.*



# Current Pipeline

## Pipeline





sportradar

## Pipeline







## Pipeline







Apothēka™













# Opportunity (Problem We're Resolving)

## The Hyperquantified Athlete

"In 2018, the North American sports market had a value of about 71.06 billion U.S. dollars. This figure is expected to rise to 83.1 billion by 2023.

The market is composed of the segments gate revenues, media rights, sponsorships and merchandising ~ *Statista 2021*

*NFT Market Surpassed $40 Billion in 2021, New Estimate Shows* ~ *Bloomberg 2022*

Technology, Measurement, And The Business Of Sports
Data Rights Management
Regulations
New Ways To Experience Sports
Security & Privacy
Monetization

Apothēka™

# What's Trending In The NFT Space?

Top Five Most Expensive NFTs in the Field of Sports ~ *Joseph Henry, Tech Times 01 Aug 2021*



1. Statue of LeBron **($21.6 Million)**



2. MLB Champions Brett Gardner ($21.28 Million)



3. Jermall Charlo: Lions Only GOLD ULTIMATE ($19.1 Million)



4. Michael Jordan SportPunk ($5.06 Million)



5. Rare Diego Maradona 2020-21 ($4.3 Million)

**People have spent more than $230 million buying and trading digital collectibles of NBA highlights** *~ Jabari Young, CNBC March 2021*

# USE CASE 1: The Hyperquantified Athlete (Data)

## Data Points Captured

### Body
- Real-time position
- Motion tracking
- Skin temperature
- Muscle stress/fatigue

### Inside
- Heart rate
- Respiratory rate
- Blood oxygen and/or glucose levels
- Core body temperature
- Sleep quantity and quality
- Hormone levels

### Feet
- Contact time
- Ball touches

### Head
- Head impact
- Eye movement
- Rotational acceleration

### Arms
- Arm speed
- Elbow stress

### Legs
- Distance covered
- Acceleration/deceleration
- Stride length
- Top speed
- Jump height

Note: This list is not exhaustive.

Source: Deloitte analysis

## VALUE PROPOSITION

 **GUARANTEED OWNERSHIP**

**Transferable / Non-transferable NFTs**

 **IMMUNE TO FRAUD**

**Dynamic Vs Static NFTs**

Apothēka™

# USE CASE 1b: Monetization Of Sports Data

And engagement using healthcare Data

## Use cases

The **heart-based data** are incorporated into official broadcasts of matches to enhance the viewing experience

Health care data can be made available to fans so that they can indulge in **sports betting** / **fantasy sports** with the odds influenced by **positional and biometric data.**

Sports fans can use the healthcare data to help them with **game analysis** and **adapt training** sessions; to reach performance goals faster and gain a competitive advantage.

Prevent overloads and symptoms of **overexertion** that can lead to **injuries** while practicing similar workouts such as the players.

Gamification of health care data will give sports fans a better understanding of the game's athleticism as well as create more **excitement/engagement** around the gameplay.

With the gamification of **sports idols'** healthcare data, fans can adopt exercise routines and diet insights of their health, training and on the playing routines.

Comprehensive healthcare data can be used in gamification to allow **enhanced fans engagement** as well as create a **viable revenue** model for sports entities.

Apothēka™

# USE CASE 2:
## Miami Heat vs Charlotte Bobcats



OpenSea
nba
Marketplace
Stats
Resources
Create
582 results
All items
Marketplace
Age 18-44
SUPER SAIYAN
NFT
Kobe Bryant
0.25
nbatopshotnft.eth
3
LaMelo Ball Collectibles, Type: G...
29.2707
Black Mamba | Super Saiyan
0.1


### Inside
- Heart rate
- Respiratory rate
- Blood oxygen and/or glucose levels
- Core body temperature
- Sleep quantity and quality
- Hormone levels

1

### Body
- Real-time position
- Motion tracking
- Skin temperature
- Muscle stress/fatigue

2

| L. James SF - MIA | | |
|---|---|---|
| 61 PTS | 22/33 FG | 9/12 FT |

- **Vertical Leap** - 40 Inches
- **Height** - 6FT 8Inches / **Weight** - 250 Lbs.
- **Heart Rate** - 162 ± 7 b·min −1 to 176 ± 4 b·min −1 (10,37)
- **Muscle Fatigue** Root Mean Square – RMS Pre 258.02 / RMS Post 283.60 ***March 3, 2014***

3

4

**"Sports card on steroids**



NFT

# Competitors





















# Apotheka's advantages

✓ Apotheka's **Patented** Proprietary Technology provides guaranteed NFT inner value and liquidity.

✓ Compatible, secure and scalable with various Ethereum ecosystems, Solana etc.

✓ Agile & nimble tech stack, unlike its competitors Apotheka helps you set your own economics for increased fan engagement and higher monetization.

✓ Any Crypto Assets can be added to NFT vault unlike its competitors with the help of Apotheka's cross enterprise workflows.

# How Do We Make Money?

USA Sports Market Growth **($83.1 billion by 2023)** *~Statista 2021*

**$250K**

Return/Reward
100%

**PER TEAM: Apotheka SaaS Platform Subscriptions $125K / Year Average** Licensing **& $250K / Year Average** Support + Services Fees

**$292.8+B**

Return/Reward
1%-6%

**Licensing** - Licensing International's 2020 Global Licensing Survey reveals that sales of licensed goods have climbed 4.5 percent; **Global Sales** $292.8+ Billion

**13.95 M**

Return/Reward
3%-6%

**Fans engagement -** 13.95 million social media impressions - June 2019, Boston Red Sox Vs. New York Yankees in UK

**$20 M**

Return/Reward
3%-12%

**Health Data/Research** - Biotech and Insurance Companies Paying Patients for Data Us
*The average cost of phase 1, 2, and 3 clinical trials across therapeutic areas is around $4, 13, and 20 million respectively ~ FDA*

Apothēka™

# Revenue Projections 2021 - 2026

| | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 |
|---|---|---|---|---|---|---|
| **TOTAL REVENUE** | **$265,475** | **$2,102,198** | **$11,250,294** | **$47,864,980** | **$100,877,616** | **$149,992,462** |
| Revenue Growth Rate | | | 1393% | 39% | 119% | 54% |
| | | | | | | |
| **GROSS MARGIN** | **$148,666** | **$1,177,231** | **$6,862,679** | **$31,590,887** | **$71,623,107** | **$110,244,460** |
| Gross Margin % | 56.0% | 56.0% | 61.0% | 66.0% | 71.0% | 73.5% |
| | | | | | | |
| **Overhead** | | | | | | |
| Sales & Marketing | $146,000 | $858,000 | $2,132,700 | $10,941,550 | $17,518,637 | $20,124,762 |
| General & Administration | $121,800 | $1,132,775 | $2,511,300 | $4,607,355 | $6,601,204 | $8,566,877 |
| Research & Development | - | $36,000 | $74,000 | $84,000 | $104,000 | $124,000 |
| **Total Overheads** | **$267,800** | **$2,026,775** | **$4,718,000** | **$15,632,905** | **$24,223,841** | **$28,815,639** |

Apothēka™

Note: Based on our target raise goal & client acquisition

# Funding & Return On Investment



Terms & Projected Milestones

- Series A Round Valued At 10M (Pre-money)

- Raising $2.5 Million

- Investors Earn Preferred Stock

- Safe Note - Converts On A Public Offering (10% discount)

- Exit – IPO / Go Public VIA SPAC or Acquisition (Target In 3 - 5 Years or Less)

| Use Of Funds | |
| --- | --- |
| Phase II - Digital Sports NFT / IP: | $560,000 |
| Marketing & Customer Acquisition: | $810,000 |
| Operations & Sales: | $800,000 |
| Research & Development: | $330,000 |
| **Total** | **$2,500,000** |

Apothēka™





**Thank you!**